Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

RANDGOLD IDENTIFIES EXCITING NEW PROSPECTS IN CÔTE D’IVOIRE AS TONGON MINE PAYS MAIDEN DIVIDEND

Abidjan, Côte d’Ivoire, 23 July 2016 – Randgold Resources’ Tongon mine has completed the final phase of its extensive crusher expansion and mill circuit upgrade project and, having also dealt with an extended down time on one mill as a result of poor repairs to the journal and slipper pads following on from last quarter, is set for an improved performance in the second half of this year, chief executive Mark Bristow said here today.

Speaking to local media at a regular briefing, Bristow said the mill had been down for 46 days during the past quarter, which impacted heavily on production. The mine has also had to contend with an erratic power supply from the national grid but a constructive engagement with the power utility was significantly improving this situation. Bristow thanked the government for the positive way in which it had facilitated this engagement. Randgold was committed to continue working with the utility and the energy ministry to permanently secure power supply stability, he added.

“Tongon is now settling down well but the difficulties it faced over the past two quarters will have a negative effect on its production for the year. The management team has revised the 2016 business plan and is now targeting to exceed 260koz for the year. It is worth noting, however, that it remains a profitable operation and, having paid back its capital in 2015, it has just declared a maiden dividend of $22 million,” he said.

Bristow said during his recent tour of Randgold’s exploration sites in Côte d’Ivoire he had been struck by the buoyant mood of the people and the many signs of economic development which were widely evident.

“This is an exciting time for the country and also for our company. We continue to invest in exploration here and our teams have identified some very attractive new opportunities, notably the high-potential Boundiali and Mankono permits. We’re also getting good results from our near-mine exploration. Our geologists have defined the potential for additional resources below the Tongon pit as well as at some near-mine satellites such as Seydou and Sekala, which could extend Tongon’s life,” he said.

Bristow noted that Tongon has already contributed $822.6 million to the Ivorian economy in the form of royalties, taxes, salaries and payments to local suppliers. This also includes its continuing investment in the development of community health and education programmes and agricultural projects designed to provide post-mining employment.

“Randgold is committed to playing its part in ensuring that the president’s vision of building a continent-leading economy by 2020 becomes a reality,” he said.

ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36 +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.